SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                          ------------------------

                              AMENDMENT NO. 1

                               SCHEDULE 14D-9


                   SOLICITATION/RECOMMENDATION STATEMENT
                       UNDER SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934


                          ------------------------

                             MYPOINTS.COM, INC.
                         (Name of Subject Company)

                             MYPOINTS.COM, INC.
                    (Name of Person(s) Filing Statement)

                  COMMON STOCK, PAR VALUE $0.001 PER SHARE
         RIGHTS TO PURCHASE SERIES A PARTICIPATING PREFERRED STOCK
                       (Title of Class of Securities)

                          ------------------------

                                 62855T102
                   (CUSIP Number of Class of Securities)

                          ------------------------

                                JOHN FULLMER
                          CHIEF EXECUTIVE OFFICER
                             MYPOINTS.COM, INC.
                               100 CALIFORNIA
                          SAN FRANCISCO, CA 94044
                               (415) 676-3700

               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications
                on Behalf of the Person(s) Filing Statement)

                          ------------------------

                              WITH COPIES TO:
                                ZANE M. COHN
                         ZANE M. COHN & Associates
                         150 North Michigan Avenue
                                 Suite 3300
                          Chicago, Illinois 60601
                               (312) 236-4100




/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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


INTRODUCTION


         This Amendment No. 1 amends and supplements the Schedule 14D-9, which was filed by MyPoints.com, Inc., a Delaware corporation (the "Company"), on June 13, 2001, and adds an exhibit to the Schedule 14D-9. The Company's Schedule 14D-9 relates to the tender offer made by UNV Acquisition Corp., a Delaware corporation (the "Purchaser"), and wholly owned subsidiary of United NewVentures, Inc., a Delaware corporation ("UNV"). That tender offer was disclosed in a Tender Offer Statement on Schedule TO filed by Purchaser and UNV, dated June 13, 2001 (as the same may be amended or supplemented from time to time, the "Schedule TO"), to purchase for cash all the outstanding shares of Common Stock of Company at a price (the "Offer Price") of $2.60 per share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 13, 2001 (as the same may be amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Copies of the Offer to Purchase and Letter of Transmittal were filed as Exhibits
(a)(1)(i) and (a)(1)(ii) to the Company's Schedule 14D-9 and were incorporated by reference to the Schedule TO. Terms not otherwise defined in this Amendment No. 1 shall have the same meanings as in the Schedule 14D-9 as originally filed.

Item 4.  The Solicitation or Recommendation.

The disclosure in Section (B)(II) of this Item under the heading "Reasons" is amended and supplemented so that such Section in its entirety is as follows:

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

         In making the determinations and recommendations set forth in Item 4 (A) above, the Board considered a number of factors which the Board believed supported its recommendations, including, without limitation, the following:

    - The premium of the Offer Price over the average sale prices of the shares of the Common Stock on the Nasdaq National Market during the 10-day, 30-day, 60-day and 90-day periods, respectively, prior to the announcement of the Offer. Those premiums were 107.2%, 174.1%, 205.1% and 154.3%, respectively.

    - The presentations of Robertson Stephens and the Fairness Opinion to the effect that, as of May 31, 2001, and subject to and based upon the matters described in such opinion, the $2.60 cash per share of the Common Stock to be received by the holders thereof under the Offer and the Merger is fair from a financial point of view to the Company's stockholders.

    - The prospects and anticipated competitive position of the Company if it were to maintain its current ownership structure, particularly the risks of continuing to pursue its current business strategy or developing an alternative business model. The current strategy had not generated profits in the past and is significantly dependent upon revenues from advertisers. However, the industry's and the Company's revenues from such sources had been decreasing and were likely to continue to be depressed for an indeterminate period. The development and implementation of a direct marketing business model, which is under exploration, involves risks including, without limitation, the inherent uncertainties of a new model, the difficulties which have been affecting Internet and e-commerce related companies (which constitute a large segment of our customers), expectations that such difficulties would continue for an indeterminate period and potential difficulties if implementation of the new strategy would require additional financial resources after 2001, particularly if current conditions in capital markets do not improve substantially.

    - The opportunity of the Company's stockholders to realize immediate liquidity weighed against the tax treatment to the Company stockholders in the Offer and Merger.

    - The possibility that the price or value of the Common Stock would not increase substantially unless the Company's economic performance significantly improved and the possibility that such improvement, for the reasons mentioned above and others, might not occur at all or might not occur for a number of quarters.

    - Advice from the Company's outside counsel regarding the Board's fiduciary duties and the provisions of the Merger.

         The Board also considered a number of countervailing factors including the following:


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

    - The terms of the Merger Agreement, including restrictions on the Company's ability to consider and negotiate other proposals, the possible effects of provisions in the Merger Agreement relating to termination fees payable by the Company and the conditions to the Offer including the regulatory approvals required to consummate the Offer and the Merger. However, in weighing those factors, the Board considered those circumstances under which the Company could consider other proposals and the provisions in the Merger Agreement relating to termination fees payable by Purchaser.

    - The possibility that the Merger may not be completed and the effect of a public announcement of the Offer and the Merger on the Company's sales and operating results, and its ability to retain and attract key technical, marketing and management personnel. However, in weighing those factors, the Board considered that the Offer and Merger were not subject to financing and believed that Purchaser (or its affiliates) had adequate capital resources to complete the Offer and Merger.

    - The possibility that, although the Offer provides the Company's stockholders the opportunity to realize a premium over the price at which the Common Stock traded prior to public announcement of the Offer and the Merger, the price or value of the Common Stock might have increased in the future;

         The Board also considered a number of factors which the Board believes to be essentially neutral in determining whether to recommend acceptance of the Offer and approval of the Merger including the following:

    - The Redemption Agreement, which became effective regardless of the consummation of the Offer or Merger, and the relative advantages and disadvantages of entering into that arrangement.

    - The terms of the Tender Agreements required to be signed by certain stockholders.

    - The arrangements and agreements with the respect to the Company's directors, officers and employees.

         The foregoing discussion of factors considered by the Board is not meant to be exhaustive. The Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered. In addition, individual members of the Board may have given different weights to different factors.


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

(C) Intent to Tender.

         The disclosure in this paragraph on page 6 of the Schedule 14D-9 is hereby amended by adding additional text at the end of that paragraph as follows:

The current executive officers and directors of the Company, and all persons who are known to the Company to own at least 5% of the Common Stock, own, in the aggregate, approximately 18.45% of the outstanding Common Stock as of May 31, 2001. Certain of the Company's current executive officers and directors have not entered into Tender Agreements covering all of their Common Stock; and, therefore, as of May 31, 2001, held of record or beneficially owned approximately 2.2% of the outstanding Common Stock free of the Tender Agreements.


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



Item 9.  Exhibits.

         This Item is amended by filing Exhibit (a)(2)(ii) and by renumbering to (a)(2)(iii) the Joint Press Release which was filed as Exhibit (a)(2)(ii) to the Schedule 14D-9 as originally filed.

(a)(2)(ii) Letter from Robertson Stephens dated June 13, 2001 consenting to the use of its opinion.
(a)(2)(iii)       Joint Press Release issued by the Company and UNV on June
                  4, 2001 (filed as an exhibit to the Company's Schedule
                  14D-9 on June 4, 2001, and incorporated herein by reference).

                                 SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                             MYPOINTS.COM, INC.


                             By:  /s/ JOHN FULLMER
                                  ---------------------------------------------
                                               John Fullmer
                                         Chairman of the Board and
                                          Chief Executive Officer

July 2, 2001.

                                                          Exhibit (a)(2)(ii)

555 California Street                                     Robertson Stephens
Suite 2600                                                Investment Bankers
San Francisco, CA 94104
415.781.9700


                               June 29, 2001

Board of Directors
MyPoints.com, Inc.
100 California Street, 12th Floor
San Francisco, CA 94111


Members of the Board:

We consent to the filing of our opinion letter dated as of May 31, 2001 addressed to the Board of Directors of MyPoints.com ("Opinion") as an exhibit to the Schedule 14D-9 being filed by MyPoints.com, Inc., with the SEC pursuant to Section 14(D)(4) of the Securities Exchange Act of 1934 ("Filing") and any references in the Filing to our Opinion.



                                             Very truly yours,

                                             ROBERTSON STEPHENS, Inc.


                                             /s/ Robertson Stephens
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